May 7, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Attention: Alan Campbell
100 F Street, NE
Washington, D.C. 20549

Re:    Spectrum Pharmaceuticals, Inc.
Registration Statement on Form S‑3
File No. 333-237319 (the “Registration Statement”)
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spectrum Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to become effective at 4:30 p.m., Eastern Time on May 8, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Teri O’Brien of Paul Hastings LLP by telephone at (858) 458-3031. The Company hereby authorizes Ms. O’Brien to orally modify or withdraw this request for acceleration.

Very truly yours,
SPECTRUM PHARMACEUTICALS, INC.
By:	/s/ Kurt A. Gustafson
Name: Kurt A. Gustafson
Title: Executive Vice President, Chief Financial Officer

cc: Teri O’Brien, Paul Hastings, LLP